EXHIBIT 99.1

Re: Midroog Report

Ramat-Gan, Israel	April 11, 2018

Internet Gold-Golden Lines Ltd. (Nasdaq and TASE: IGLD) (the “Company”) announced the latest report of Midroog Ltd. concerning the debentures (Series C and D) issued by the Company.

Midroog has reduced the A3.il rating to Baa1.il and retained the negative outlook.

Midroog explained that the reduction to a Baa1.il rating of the debentures (Series C and D) is a result of the weakening of the Company's financial flexibility following the decline in the market value of the Company's holdings (64.8%) in B Communications Ltd. (“B Communications"), and as a result, a higher leverage level of approximately 70% -75%.

The Company has liquidity balances in its balance sheet of approximately NIS 195 million as of December 31, 2017, which include a negotiable securities’ portfolio, but Midroog estimates that in order to maintain a cushion of liquidity in excess of NIS 100 million, the Company will need new short-term solutions to service its debt.

The Company's financial flexibility is supported by Midroog's assessment that all of the Company's holdings in B Communications are free of any liens. The Company is able to sell 14.8% of its holdings a market value of approximately NIS 200 million, while the rest of its holdings are part of the controlling stake, which is subject to Bezeq’s control permit regulatory approvals. The Company’s’ rating continues to be supported by its holdings in Bezeq, through its control of B Communications.

Midroog believes that the uncertainty surrounding the control structure in Bezeq, including the pending results of the debt arrangement of the Eurocom Group and its creditors, as well as the steps taken by the controlling shareholder to comply with the Israeli Concentration Law, also raises uncertainty regarding the future structure of the Company itself and its needs to receive dividends from B Communications.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full description and report can be viewed at: http://maya.tase.co.il